FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For March 26, 2004	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)

1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F    ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes           No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, Form S-8 No. 333-85598 and Form F-9 No. 333-98087.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

By:	/s/ Linda H. Mackid Name: Linda H. Mackid Title: Assistant Corporate Secretary

Date: March 26, 2004

Form 6-K Exhibit Index

Exhibit No.	The following items were mailed to registered shareholders of EnCana Corporation (the “Corporation”) on March 26, 2004 and simultaneously filed with each of the Toronto and New York Stock Exchanges, as well as the Securities Commission or similar regulatory authority in each of the ten Provinces and three Territories. Items 1 to 4 were also provided to beneficial shareholders via the mailing by intermediary companies.

1.	Notice of Annual and Special Meeting of Shareholders dated March 17, 2004 and Information Circular dated March 5, 2004

2.	Form of Proxy for Registered Shareholders

3.	2003 Annual Report

4.	Supplemental Mailing Election Form for Beneficial Shareholders

5.	Supplemental Mailing Election Form for Registered Shareholders

6.	Consent to Electronic Delivery of Documents for Registered Shareholders

7.	Notice to Former Shareholders of Alberta Energy Company Ltd.